FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number 1-11130
ALCATEL-LUCENT
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Alcatel-Lucent provides preliminary unaudited results for fourth quarter and full year 2006 and provides preliminary 2007 outlook

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent
Date: January 23, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel-Lucent provides preliminary unaudited results for fourth quarter and full year
2006 and provides preliminary 2007 outlook
Paris, January 23, 2007 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced that it expects reported revenues for the fourth quarter of 2006 to be approximately Euro 3.87 billion and reported operating income(1) to be approximately Euro 0.12 billion, including the impact from purchase accounting entries of approximately Euro (0.23) billion. Restructuring charges (which consist primarily of non cash write-offs of intangibles associated with product rationalization and of a limited impact from headcount reduction at this point) and asset impairment charges of capitalized development costs are expected to be approximately Euro (0.80) billion for the fourth quarter 2006.
Alcatel-Lucent expects on a preliminary basis its full year 2006 reported revenue to be approximately Euro 12.3 billion and reported operating income(1) to be approximately Euro 0.71 billion, including the impact from purchase accounting entries of approximately Euro (0.23) billion.
The reported results for the fourth quarter 2006 will include Alcatel stand-alone operations for October and November 2006, and the combined operations of Alcatel-Lucent for December 2006. Businesses to be contributed to Thales will be presented as discontinued activities.
The reported results for the full year 2006 will include Alcatel stand-alone operations from January to November 2006, and combined operations of Alcatel-Lucent for December 2006. Businesses to be contributed to Thales will be presented as discontinued activities.
These preliminary results are based on unaudited financial information and on preliminary information reviewed by the management to date. These results remain subject to the completion of the Alcatel-Lucent accounting closing process, and approval by the Board of Directors. The company will provide its fourth quarter and full year 2006 results on Friday, February 9, 2007.
Fourth Quarter and Full Year 2006 adjusted pro-forma Results
In order to provide meaningful comparable information, Alcatel-Lucent intends to provide adjusted pro-forma financial results, in addition to reported results for the fourth quarter and full year 2006, in its February 9, 2007 announcement. These results will include combined operations for Alcatel-Lucent as of January 1, 2006. Businesses to be contributed to Thales will be presented as discontinued activities. These results will exclude any impact from purchase accounting entries.
On an adjusted pro-forma basis, Alcatel-Lucent expects fourth quarter 2006 revenue to be approximately Euro 4.42 billion, compared with revenue of Euro 5.25 billion in the 2005 fourth quarter. Fourth quarter 2006 operating profit(2) is expected to be approximately at breakeven, compared with Euro 0.57 billion profit for the 2005 fourth quarter.
On an adjusted pro-forma basis, Alcatel-Lucent expects full year 2006 revenue to be approximately Euro 18.3 billion, compared with Euro 18.6(3) billion revenue for full year 2005. Full year 2006 operating profit(2) is expected to be approximately Euro 1.04 billion, compared with Euro 1.41(3) billion in full year 2005.
Executive Commentary
“2006 was an extraordinary year in many ways for our company,” said Patricia Russo, Chief Executive Officer of Alcatel-Lucent. “We completed the first and largest merger to date in our industry, we enhanced our wireless portfolio through the acquisition of Nortel’s UMTS radio business and we completed a substantial part of the transfer of some of our operations to Thales.
In the past few months, these moves created short-term uncertainty for our customers and for our people as we worked to develop the combined company’s product portfolio and new organization structure. This uncertainty together with the work required to close the merger significantly impacted the business. In addition, the last quarter of the year proved to be challenging from a market perspective, driven by a shift in spending from some of our large North American customers and heightened competition in the global wireless market. Overall, the 2006 adjusted pro-forma financial results of the combined company were impacted by the weak performance in the fourth quarter resulting in cumulative revenues for full year 2006 at a similar level to full year 2005 revenues.
Despite the challenges we faced during the quarter, considerable progress was made in planning the convergence of product lines, the optimization of synergies and the preparation of cost cutting programs. As we begin our first year as a combined Alcatel-Lucent we can now more fully benefit from the impact of these major strategic moves as well as begin to achieve our future potential. Based on our outstanding combined portfolio of technology and global footprint, we feel confident that Alcatel-Lucent can resume growth in full year 2007, with growth gaining momentum throughout the year, and with a growth rate at least at the carrier market growth rate which today we see in the mid single digits. In a market that continues to be highly competitive, Alcatel-Lucent has decided to take additional actions to further reduce its cost structure. Together with the initial cost synergies plan, we expect to achieve combined cost savings of at least Euro 600 million in full year 2007, which is Euro 200 million higher than our initial synergy target for 2007.
With the merger closed and with 2006 behind us, we now look forward to beginning a new era as a diversified player, well-positioned with the scale and scope needed to address ongoing market changes and opportunities.”
The quarterly earnings press and analyst conference call will take place on February 9 at 1:00 p.m. CET (7:00 a.m. EST) and will be broadcast live over the Internet at www.alcatel-lucent.com/4q2006.
(1) Operating Income is herein referred to as the income (loss) from operating activities before restructuring, impairment of capitalized development costs, and gain (loss) on disposal of consolidated entities.
(2) Operating Profit is herein referred to as the income (loss) from operating activities before restructuring, impairment of capitalized development costs, share-based payment, and gain (loss) on disposal of consolidated entities.
(3) To be compared with our last set of 2005 pro forma figures published on November 14, 2006 in the F-3 Form, i.e. pro forma revenues of Euro 18,569 million and pro forma operating profit of Euro 564 million. The published operating profit in F-3 Form of Euro 564 million includes charges of Euro (799) million for purchase accounting.
The remaining difference Euro (48) million being explained by adjustments resulting from the ex Lucent’s data conversion from U.S. GAAP to IFRS.

About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved proforma combined revenues of Euro 18.6 billion in 2005, and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Joan Campion	Tel :+ 1-908-582 5832	joan.campion@alcatel-lucent.com

Alcatel-Lucent Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent as well as the benefits and synergies of the completed merger transaction, benefits to Alcatel-Lucent from its improvements in product costs and restructuring efforts, improvements in new technologies, benefits that will result from strategic partnerships, acquisitions and divestitures and other statements about Alcatel-Lucent managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent’s future performance and the industries in which Alcatel-Lucent operates, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; the timing of closing and expected benefits from the operations transferred or to be transferred to Thales and the benefits arising from the increase in the Company’s interest in Thales; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Alcatel-Lucent and Lucent Technologies Inc. with the US Securities and Exchange Commission including Lucent’s Proxy Statement dated August 7, 2006. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.